40-33

811-04010

Branch 18

04052200

AEGON
Transamerica
fund advisers

SEC MAIL PROCESSING
RECEIVED
NOV 0 5 2004
WASH, D.C. 185 SECTION

November 4, 2004

Office of Applications and Report Services
Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 (the "Act")

Dear Sir or Madam:

Please find enclosed, on behalf of AEGON/Transamerica Investor Services, Inc., a copy of the Summons and Complaint in the following matter:

- Joseph Mongelli v. Henry W. Bailey; Hank Bailey Financial Services, Inc.; Western Reserve Life Assurance Co. of Ohio; and AEGON/Transamerica Investor Services, Inc. d/b/a ISI Compliance; Civil Action File No. 2004CV89072.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

If you have any questions regarding this filing, please contact me at 727.299.1763.

Sincerely,

Timothy M. Richey
Assistant Vice President

PROCESSED
JAN 26 2005
THOMSON
FINANCIAL

Enclosures

S:\fundcomp\REORGANIZATION\SEC Filings\SEC\Class Action Claim Letters\Rao, Ramachandra lawsuit filings.DOC

CT System

Service of Process Transmittal Form
Plantation, Florida

08/26/2004

Via Federal Express (2nd Day)

TO: John Carter Attorney
Western Reserve Life Assurance Co. of Ohio
570 Carillon Parkway
St. Petersburg, FL 33716

RE: **PROCESS SERVED IN FLORIDA**

FOR Aegon/Transamerica Investor Services, Inc. Domestic State: Fl

ENCLOSED ARE COPIES OF LEGAL PROCESS RECEIVED BY THE STATUTORY AGENT OF THE ABOVE COMPANY AS FOLLOWS:

1. TITLE OF ACTION:	Joseph Mongelli, Pltf. vs Henry W. Bailey, et al including Aegon/Transamerica Investor Services, Inc., etc., Dfts.
2. DOCUMENT(S) SERVED:	Letter directed to the Sheriff, Summons, Complaint
3. COURT:	Superior Court of Fulton County, GA Case Number 2004CV89072
4. NATURE OF ACTION:	Breach of fiduciary duty; negligently and fraudulenty supervised, reviewed and approved the sale of certain life insurance product to the plaintiff, etc.
5. ON WHOM PROCESS WAS SERVED:	CT Corporation System, Plantation, Florida
6. DATE AND HOUR OF SERVICE:	By Process server on 08/26/2004 at 09:30
7. APPEARANCE OR ANSWER DUE:	Within 30 days
8. ATTORNEY(S):	Steven R. Wisebram (404) 658-9070 225 Peachtree Street, NE 1700 South Tower Atlanta, GA 30303
9. REMARKS:	Trial by jury demanded. I-Note sent 08/26/2004 to VRENNER@AEGONUSA.COM

RECEIVED
AUG 30 2004
LAW DEPT - DJG

CC: Victoria Renner Legal Assistant
Western Reserve Life Assurance Co. of Ohio
PO Box 5068
Clearwater, FL 33758-5068

SIGNED CT Corporation System
PER Anne Boutilier /TB
ADDRESS 1200 South Pine Island Road
Plantation, FL 33324
CCSOP WS 0006563905

CT System

Service of Process Transmittal Form
Plantation, Florida

08/26/2004

Via Federal Express (2nd Day)

TO: John Carter Attorney
Western Reserve Life Assurance Co. of Ohio
570 Carillon Parkway
St. Petersburg, FL 33716

RECEIVED
AUG 27 2004
LAW DEPT

RE: PROCESS SERVED IN FLORIDA

FOR Aegon/Transamerica Investor Services, Inc. Domestic State: Fl

ENCLOSED ARE COPIES OF LEGAL PROCESS RECEIVED BY THE STATUTORY AGENT OF THE ABOVE COMPANY AS FOLLOWS:

1. TITLE OF ACTION: Joseph Mongelli, Pltf. vs Henry W. Bailey, et al including Aegon/Transamerica Investor Services, Inc., etc., Dfts.

2. DOCUMENT(S) SERVED: Letter directed to the Sheriff, Summons, Complaint

3. COURT: Superior Court of Fulton County, GA
Case Number 2004CV89072

4. NATURE OF ACTION: Breach of fiduciary duty; negligently and fraudulenty supervised, reviewed and approved the sale of certain life insurance product to the plaintiff, etc.

5. ON WHOM PROCESS WAS SERVED: CT Corporation System, Plantation, Florida

6. DATE AND HOUR OF SERVICE: By Process server on 08/26/2004 at 09:30

7. APPEARANCE OR ANSWER DUE: Within 30 days

8. ATTORNEY(S): Steven R. Wisebram
(404) 658-9070
225 Peachtree Street, NE
1700 South Tower
Atlanta, GA 30303

9. REMARKS: Trial by jury demanded.
i-Note sent 08/26/2004 to VRENNER@AEGONUSA.COMi-Note sent 08/26/2004 to JCARTER@AEGONUSA.COM

CC: Victoria Renner Legal Assistant
Western Reserve Life Assurance Co. of Ohio
PO Box 5068
Clearwater, FL 33758-5068

SIGNED CT Corporation System
PER Anne Boutilier /TB
ADDRESS 1200 South Pine Island Road
Plantation, FL 33324
SOP WS 0006563905

FINCH MCCRANIE, LLP

Attorneys At Law

RICHARD W. HENDRIX
MICHAEL A. SULLIVAN
STEVEN R. WISEBRAM
DAVID E. NAYLOR
AUDREY E. MITCHELL

BAXTER H. FINCH
(1924 - 1995)

225 PEACHTREE STREET, N.E.
1700 SOUTH TOWER
ATLANTA, GEORGIA 30303

(404) 658-9070
(800) 228-9159
Facsimile: (404) 688-0649
www.finchmccranie.com

OF COUNSEL:
CHARLES E. MCCRANIE
ELLIS RAY BROWN

118 SOUTH MAIN STREET
JONESBORO, GEORGIA 30236
(770) 471-8477

August 10, 2004

Civil Division
Broward Sheriff's Office
P.O. Box 9507
Ft. Lauderdale, Florida 33310

RE: Joseph Mongelli v. Henry W. Bailey; Hank Bailey Financial Services, Inc.; Western Reserve Life Assurance Company of Ohio; and Aegon/Transamerica Investor Services, Inc. d/b/a ISI Complaince;
Civil Action File No. 2004CV89072;
In the Superior Court of Fulton County, Georgia.

Dear Sir or Madam:

Enclosed please find the Sheriff's Entry of Service and the Second Original and Service copy of the Summons and Complaint in the above-captioned matter. Once service is perfected upon CT Corporation System, Registered Agent for Defendant Aegon/Transamerica Investor Services, Inc., please return the Second Original copies of the Summons and Complaints marked "received" and signed by your office, and the white and yellow copies of the Sheriff's Entry of Service so that we may file same with the Clerk of Fulton Superior Court as proof of service upon Defendant Aegon/Transamerica Investor Services, Inc.

I have also enclosed our firm check in the amount of $20.00 for payment of the service fee for this defendant. Thank you in advance for your assistance in this matter. Please do not hesitate to contact me if you have any questions.

Sincerely,

Susie Dockery
Paralegal

Enclosures

/sd

IN THE SUPERIOR COURT OF FULTON COUNTY SERVICE COPY

STATE OF GEORGIA

8

Joseph Mongelli

PLAINTIFF

CIVIL ACTION, NUMBER 2004CV89072

VS.

DATE 08-26-04
HOUR 0930
DEPUTY SHERIFF

Henry W. Bailey; Hank Bailey Financial Services, Inc.; Western Reserve Life Assurance Company Of Ohio; and Aegon/Transamerica Investor Services, Inc. d/b/a ISI Compliance

DEFENDANT

SUMMONS

TO THE ABOVE NAMED DEFENDANT: Aegon/Transamerica Investors Services. d/b/a ISI Compliance

You are hereby summoned and required to file with the Clerk of said court and serve upon the Plaintiff's attorney, whose name and address is:

Steven R. Wisebram, Esq. (404)658-9070
Finch McCranie, LLP
225 Peachtree St., NE
1700 South Tower
Atlanta, Georgia 30303

an answer to the complaint which is herewith served upon you, within 30 days after the service of this summons upon you, exclusive of the day of service. If you fail to do so, judgment by default will be taken against you for the relief demanded in the complaint.

This 29th day of July ~~19~~ 2004.

Juanita Hicks
Clerk of Superior Court

By CW Bolden
Deputy Clerk

To Defendant upon whom this petition is served:

This copy of complaint and Summons was served upon you ______________ 19____.

______________ Deputy Sheriff

Instructions: Attach addendum sheet for additional parties if needed, make notation on this sheet if addendum sheet is used.

6009-082-685

FILED IN OFFICE
JUL 2 9 2004
DEPUTY CLERK SUPERIOR COURT
FULTON COUNTY, GA

IN THE SUPERIOR COURT OF FULTON COUNTY
STATE OF GEORGIA

JOSEPH MONGELLI,

Plaintiff,

v.

HENRY W. BAILEY;
HANK BAILEY FINANCIAL SERVICES, INC.;
WESTERN RESERVE LIFE ASSURANCE COMPANY OF OHIO;
and AEGON/TRANSAMERICA INVESTOR SERVICES, INC. d/b/a ISI COMPLIANCE,

Defendants.

CIVIL ACTION
FILE NO. 2004CV89072

COMPLAINT

COMES NOW Plaintiff, Joseph Mongelli, by and through counsel, and hereby shows the Court as follows:

PARTIES AND JURISDICTION

1.

Plaintiff Joseph Mongelli is a citizen and resident of the State of Georgia. He currently resides in Cobb County, Georgia.

2.

Upon information and belief, Defendant Henry W. Bailey ("Defendant Bailey") is a resident and citizen of the State of Georgia. Defendant Bailey is Chief Operating Officer, Secretary, and agent for service of process for Hank Bailey Financial Services, Inc., ("Defendant Bailey Financial Services, Inc."), a company incorporated and selling financial planning services in the State of Georgia. Hank Bailey Financial Services, Inc. has appointed as its registered agent for service Defendant Bailey, at 1551 Jennings Mill Road, Bogart, Oconee County, Georgia. When personally served with a copy of the Summons and Complaint in this action at 1551 Jennings Mill Road, Bogart, Oconee County, Georgia, Defendant Bailey and Hank Bailey Financial Services, Inc. will be subject to the jurisdiction of this Court.

3.

Defendant Western Reserve Life Assurance Co. Of Ohio ("Defendant Western Reserve") is qualified to do business in the State of Georgia and has appointed as its registered agent of service Dale Morris, 1201 Peachtree Street, NE, Atlanta, Fulton County, Georgia. When the agent for process is served with a copy of the Summons and Complaint in this action, the Defendant Western Reserve Life Assurance Co. Of Ohio will be subject to the jurisdiction of this Court.

4.

Defendant Aegon/Transamerica Investor Services, Inc. d/b/a ISI Compliance ("Defendant Aegon") is incorporated in the State of Florida with its principal place of business located at 570 Carillon Pwy., St. Petersburg, Florida. It has appointed as its registered agent of service CT Corporation System, 1200 S. Pine Island Road, Plantation, Broward County, Florida 33324. Defendant Aegon transacts business in the state of Georgia and sold its product to Plaintiff, a Georgia citizen and resident, through its employee/agent, Defendant Bailey, located in Georgia. When the agent for process is served with a copy of the Summons and Complaint in this action, the Defendant Aegon/Transamerica Investor Services, Inc. d/b/a ISI Compliance will be subject to the jurisdiction of this Court pursuant to O.C.G.A. § 9-10-91.

5.

Venue for this matter is proper pursuant to O.C.G.A. § 9-10-31 and O.C.G.A. § 9-10-93.

FACTUAL BACKGROUND

6.

In April of 2001, Defendant Bailey wilfully, negligently and fraudulently sold a wholly unsuitable life insurance product to Plaintiff. Upon information and belief, Defendant Bailey served as an owner, officer, agent, and employee of Hank Bailey Financial Services, Inc. in selling this product to Plaintiff. Due to the interrelated nature of the individual and entity, this Complaint will hereinafter refer to both Defendant Bailey and Defendant Hank Bailey Financial Services, Inc. as "Defendant Bailey."

7.

In 2001, Defendant Bailey was an agent and/or employee of Defendant Aegon and Defendant Western Reserve, in the business of selling financial planning products to retail customers of Georgia's general public.

8.

Defendant Aegon and Defendant Western Reserve, through their employee, agent and/or joint venturer Defendant Bailey, wilfully, negligently and fraudulently supervised, reviewed and approved the sale of this life insurance product to Plaintiff.

9.

In April of 2001, Plaintiff was forty-three (43) years old and had accumulated some retirement savings through the equity he had paid into his personal residence, 3150 Tucson Court, Powder Springs, Georgia, 30127, and into a rental home, 302 Wren Circle, Austell,

Georgia, 30127.

10.

In 2001, Plaintiff was earning an annual gross income of approximately $50,000 through his co-ownership and management of a small moving company in the Atlanta, Georgia area.

11.

Defendant Bailey represented himself as a professional with expertise in financial planning matters to Plaintiff. Defendant Bailey told Plaintiff that the equity Plaintiff had in his two homes was not a proper vehicle for growing his retirement savings. Defendant Bailey therefore recommended that Plaintiff re-finance his two homes and invest that money in an alternative retirement savings plan offered by he, Defendant Aegon and Defendant Western Reserve.

12.

Through his representation of expertise in financial planning matters and having created a relationship of trust and confidence between himself and the Plaintiff, Defendant Bailey represented to Plaintiff that the financial return of this financial planning product would significantly outperform Plaintiff's expected return from having his money invested in two Atlanta area homes, including his personal residence.

13.

Through his representation of expertise in financial planning matters and having created a relationship of trust and confidence between himself and the Plaintiff, Defendant Bailey advertised the subject policy as a retirement investment or savings instrument which would pay interest on the account from which insurance premiums would be paid.

14.

Through his representation of expertise in financial planning matters and having created a relationship of trust and confidence between himself and the Plaintiff, Defendant Bailey represented to Plaintiff that if the retirement savings plan had negative returns in any given year, Plaintiff would achieve significant tax advantages for that year.

15.

Defendant Bailey represented to Plaintiff that the life insurance "portion" of this retirement savings plan was necessary to achieve the desired tax advantages of the plan. Defendant Bailey stated that the life insurance policy must be purchased through and/or payable to the Plaintiff's moving company to achieve these tax benefits.

16.

In April of 2001, in reliance upon the representations of Defendant Bailey and using a mortgage lending agent recommended by Defendant Bailey, Plaintiff re-financed both his personal residence and his rental home to the maximum extent allowed by the mortgage lender, for a total of $101,000.

17.

Plaintiff delivered two cashiers checks from the mortgage re-financing closing in the total amount of $101,000 to purchase Defendant Bailey's financial planning product.

18.

Upon information and belief, Defendant Bailey used Plaintiff's mortgage proceeds as the "initial premium" to purchase a $2.1 million dollar life insurance product payable on Plaintiff's death.

19.

At the time of the policy's sale, the Plaintiff had over $100,000 in personal debt related to his company's moving vehicles. Defendant Bailey stated to Plaintiff that this debt was not relevant to the Plaintiff's purchase of the Defendant's financial planning product because Plaintiff's debt was "personal,"as opposed to "company debt."

20.

The life insurance policy identifies a "planned premium" of $24,812. Upon information and belief, Defendants used this "planned premium" internally with Defendant Aegon and Defendant Western Reserve to approve the sale of this policy. Defendant Bailey also used this "planned premium" to inflate the projected "growth" of this "retirement fund" to Plaintiff – representing to Plaintiff that the fund would grow to $1.5 million in fifteen (15) years.

21.

Upon information and belief, a significant portion (over $20,000) of the insurance policy's initial premium of $101,000 was paid as "commission" to Defendant Bailey for the sale of the subject policy. Defendant Bailey did not reveal his commission to the Plaintiff, nor did Defendant Bailey include the initial loss of the commission in the "projected growth" of the subject "retirement fund."

22.

Upon information and belief, the policy did not "pay for itself" as represented by Defendant Bailey, but instead approximately $27,000 was withdrawn from the corpus of the policy to pay for the policy's premiums.

23.

The loss of the initial commission charge and premium payments caused a reduction of the policy corpus, resulting in a loss of approximately 50% to Plaintiff's "retirement funds" regardless of market movement. Plaintiff was not adequately informed of these costs prior to purchasing this product – a product which was wholly unsuitable for Plaintiff's conservative retirement financial needs and provided life insurance benefits that Plaintiff did not want or need.

24.

Defendants are jointly and severely liable to Plaintiff for the actions discussed herein and are liable to Plaintiff pursuant to Georgia's law of respondeat superior, agency and/or joint venture.

25.

Defendant Aegon and Defendant Western Reserve recklessly tolerated Defendant Bailey's actions as described herein through their hiring, training, supervision and oversight of Defendant Bailey's sale of their financial planning product(s). Despite their representation of expertise in financial planning matters and having created a relationship of trust and confidence between themselves and the Plaintiff, the Defendants wilfully, negligently and fraudulently failed to properly evaluate and match the suitability of their financial services product(s) to Plaintiff's financial circumstances and conservative retirement goals.

26.

Defendants breached their fiduciary duties of trust and confidentiality by omitting material information in the sale of their product to Plaintiff and by misrepresenting important information vital to a complete understanding of the policy, including but not limited to the true nature of this financial planning product, the true cost of the product, the financial risk inherent in the product and other vital information -- which was the direct and proximate cause of Plaintiff's damages.

27.

Defendants' actions were part of a fraudulent scheme to obtain money from the Plaintiff by means of false pretenses, misrepresentations and promises with the intent to deprive Plaintiff of that money and property. Upon information and belief, Defendants perpetrated such fraudulent and negligent practices upon other individuals of Georgia's consuming public.

28.

Plaintiff made repeated calls throughout the later half of 2003 attempting to discuss the subject "retirement account" with Defendant Bailey because Plaintiff had failed to receive any statements regarding his account. Finally, a receptionist for Defendant Bailey referred Plaintiff to Defendant Aegon on/or about January of 2004.

29.

On/or about January of 2004, Plaintiff talked with a receptionist at Defendant Aegon and discovered that all of his retirement funds were gone. Defendant Bailey thereafter took Plaintiff's call and insisted that Plaintiff's funds could not have diminished to a zero balance, but nevertheless, denied any responsibility or control over the account as Defendant Bailey had since left the employ of Defendant Aegon.

30.

Further investigation revealed to Plaintiff that his "retirement funds" had actually been wholly invested by Defendant Bailey in a life insurance policy whose primary purpose was to provide financial benefits upon Plaintiff's death, as opposed to providing financial security during Plaintiff's life.

31.

In addition to Plaintiff's loss of the use of his retirement funds, Plaintiff incurred additional monetary losses, including but not limited to $8,377 for mortgage settlement costs, and $225,321 in financing/interest charges for the two new mortgages on Plaintiff's homes.

COUNT I - RESPONDEAT SUPERIOR AND AGENCY

32.

Plaintiff restates and incorporates herein the allegations made in paragraphs 1 through 31 above.

33.

Defendant Bailey performed pursuant to the authority, control and/or direction of Defendant Aegon and Defendant Western Reserve in the matters set forth in this Complaint.

34.

As a direct and proximate consequence of the actions of Defendant Bailey in the sale of the subject policy to Plaintiff, undertaken pursuant to the authority, control and/or direction of Defendant Aegon and Defendant Western Reserve, Plaintiff has suffered injury to his personalty in an amount to be proven at trial.

COUNT II - JOINT VENTURE

35.

Plaintiff restates and incorporates herein the allegations made in paragraphs 1 through 34 above.

36.

Defendants combined their property and labor in a joint undertaking to sell the subject policy to Plaintiff.

37.

Defendants' joint undertaking in the sale of the subject policy was for mutual profit.

38.

Defendants joint undertaking as set forth in this Complaint was subject to Defendants' mutual control.

39.

As a direct and proximate consequence of the actions of Defendant Bailey in the sale of the subject policy to Plaintiff, undertaken as a joint enterprise for profit and subject to the Defendants' mutual control, Plaintiff has suffered injury in an amount to be proven at trial.

COUNT III - BREACH OF FIDUCIARY DUTY

40.

Plaintiff restates and incorporates herein the allegations made in paragraphs 1 through 39 above.

41.

Defendants offered their professional services and expertise in financial planning matters to Plaintiff and owed fiduciary duties of trust and confidentiality to Plaintiff.

42.

Defendants breached their fiduciary duties of trust and confidentiality by intentionally and/or negligently omitting material information in the sale of their product to Plaintiff and by misrepresenting important information vital to a complete understanding of the policy, including but not limited to the true nature of this financial planning product, the true cost of the product, the financial risk inherent in the product, the tax advantages of buying the policy and other vital information -- which was the direct and proximate cause of Plaintiff's damages.

43.

Defendants' breach of their fiduciary duties was part of a fraudulent scheme to obtain money from the Plaintiff by means of false pretenses, misrepresentations and promises with the intent to deprive Plaintiff of that money and property.

44.

As a direct and proximate consequence of the Defendants' breach of fiduciary duties, Plaintiff has suffered injury in an amount to be proven at trial.

COUNT IV - FRAUD AND RESCISSION

45.

Plaintiff restates and incorporates herein the allegations made in paragraphs 1 through 44 above.

46.

Defendants breached their respective duties of trust and confidentiality by knowingly omitting material information in the sale of their product to Plaintiff and by knowingly and falsely representing important information vital to a complete understanding of the policy, including but not limited to the true nature of this financial planning product, the true cost of the product, the financial risk inherent in the product and other vital information.

47.

Defendants committed such fraudulent actions with the intent to induce the Plaintiff's purchase of the subject policy.

48.

Plaintiff was fraudulently induced to purchase the life insurance policy through the material omissions and misrepresentations of Defendant Bailey as set forth in this Complaint, including the intentional complicity and/or reckless toleration of Defendant Aegon and Defendant Western Reserve in hiring, training, supervising, and overseeing Defendant Bailey's actions, including the Defendants' actions regarding the suitability compliance reviews of the subject policy, and the language of the policy itself, including the misrepresentations propagated by the inclusion of the policy's $24,812 "initial premium" term, among other of Defendants' actions.

49.

Plaintiff justifiably relied upon the Defendants' intentionally false representations in purchasing the subject policy.

50.

To the extent the subject policy remains in effect in spite of the lingering zero balance of the policy's corpus and thus the policy's inability to fund its premiums, the Plaintiff hereby rescinds the subject policy and sues in tort to recover the purchase price of the subject policy and additional damages resulting from the fraud committed by Defendants.

51.

As a direct and proximate consequence of the Defendants' fraudulent actions, Plaintiff has suffered injury in an amount to be proven at trial.

COUNT V - NEGLIGENT MISREPRESENTATION

52.

Plaintiff restates and incorporates herein the allegations made in paragraphs 1 through 51 above.

53.

Defendants breached their respective duties of trust and confidentiality by negligently omitting material information in the sale of their product to Plaintiff and by negligently misrepresenting important information vital to a complete understanding of the policy, including but not limited to the true nature of this financial planning product, the true cost of the product, the financial risk inherent in the product and other vital information.

54.

Plaintiff reasonably relied on the information negligently misrepresented by Defendants and was thus induced to purchase the subject policy.

55.

As a direct and proximate consequence of the Defendants' negligent misrepresentations, Plaintiff has suffered injury in an amount to be proven at trial.

COUNT VI - NEGLIGENCE

(Hiring, Training, Supervising and Compliance/Suitability Reviews)

56.

Plaintiff restates and incorporates herein the allegations made in paragraphs 1 through 55 above.

57.

Defendant Aegon and Defendant Western Reserve owed Plaintiff a duty to properly hire, train, and supervise Defendant Bailey in the proper selection and sale of their financial products.

58.

Defendant Aegon and Defendant Western Reserve negligently failed to properly hire, train, and supervise Defendant Bailey in the proper selection and sale of their financial products to Plaintiff.

59.

Defendant Aegon and Defendant Western Reserve owed Plaintiff a duty to properly review the suitability of their financial product for Plaintiff's stated conservative retirement needs and financial situation at the time of purchase, including properly supervising and overseeing Defendant Bailey's gathering and communication of relevant compliance information.

60.

Defendant Aegon and Defendant Western Reserve negligently failed to properly review the suitability of their financial product for Plaintiff's stated conservative retirement needs and financial situation at the time of purchase and/or recklessly tolerated and failed to properly supervise and oversee Defendant Bailey's gathering and communication of relevant suitability and compliance information.

61.

As a direct and proximate consequence of the Defendants' negligence, Plaintiff has suffered injury in an amount to be proven at trial.

COUNT VII - PUNITIVE DAMAGES

62.

Plaintiff restates and incorporates herein the allegations made in paragraphs 1 through 61 above.

63.

Defendants' misconduct was wilful and/or showed that entire want of care and reckless disregard so as to amount to a conscious indifference to the consequences. Plaintiff therefore demands punitive damages pursuant to O.C.G.A. § 51-12-5.1.

REASONABLE ATTORNEY FEES AND LITIGATION EXPENSES
(O.C.G.A. § 13-6-11)

64.

Plaintiff restates and incorporates herein the allegations made in paragraphs 1 through 63 above.

65.

Defendants have acted in bad-faith and caused Plaintiff unnecessary trouble and expense, therefore, Plaintiff requests reasonable attorney fees and expenses of litigation pursuant to O.C.G.A. § 13-6-11.

WHEREFORE, Plaintiff prays as follows:

- That summons issue requiring the Defendants to plead and appear as required by law to answer this Complaint;
- That service be had upon the Defendants as provided by law;
- That a **trial by jury** be held on all issues so triable;
- That Plaintiff have and recover from Defendants damages in an amount to be proven at trial;
- That Plaintiff have and recover against each Defendant punitive damages in an amount determined by the enlightened conscience of the jury;
- That Plaintiff have and recover from Defendants reasonable attorney fees and litigation expenses pursuant to O.C.G.A. § 13-6-11;
- And such other relief as the Court may deem just and proper.

Respectfully submitted this 29 day of July, 2004.

FINCH McCRANIE, LLP

Steve R. Wisebram
Georgia State Bar No. 771350
Audrey E. Mitchell
Georgia State Bar No. 005407
Counsel for Plaintiff

225 Peachtree Street, NE
1700 South Tower
Atlanta, GA 30303
(404) 658-9070

CT System

Service of Process Transmittal Form
Plantation, Florida

08/26/2004

Via Federal Express (2nd Day)

TO: John Carter Attorney
Western Reserve Life Assurance Co. of Ohio
570 Carillon Parkway
St. Petersburg, FL 33716

RE: PROCESS SERVED IN FLORIDA

FOR Aegon/Transamerica Investor Services, Inc. Domestic State: Fl

ENCLOSED ARE COPIES OF LEGAL PROCESS RECEIVED BY THE STATUTORY AGENT OF THE ABOVE COMPANY AS FOLLOWS:

1. TITLE OF ACTION:	Joseph Mongelli, Pltf. vs Henry W. Bailey, et al including Aegon/Transamerica Investor Services, Inc., etc., Dfts.
2. DOCUMENT(S) SERVED:	Letter directed to the Sheriff, Summons, Complaint
3. COURT:	Superior Court of Fulton County, GA Case Number 2004CV89072
4. NATURE OF ACTION:	Breach of fiduciary duty; negligently and fraudulenty supervised, reviewed and approved the sale of certain life insurance product to the plaintiff, etc.
5. ON WHOM PROCESS WAS SERVED:	CT Corporation System, Plantation, Florida
6. DATE AND HOUR OF SERVICE:	By Process server on 08/26/2004 at 09:30
7. APPEARANCE OR ANSWER DUE:	Within 30 days
8. ATTORNEY(S):	Steven R. Wisebram (404) 658-9070 225 Peachtree Street, NE 1700 South Tower Atlanta, GA 30303
9. REMARKS:	Trial by jury demanded. i-Note sent 08/26/2004 to VRENNER@AEGONUSA.COM

RECEIVED
AUG 30 2004
LAW DEPT - DJG

CC: Victoria Renner Legal Assistant
Western Reserve Life Assurance Co. of Ohio
PO Box 5068
Clearwater, FL 33758-5068

SIGNED CT Corporation System
PER Anne Boutilier /TB
ADDRESS 1200 South Pine Island Road
Plantation, FL 33324
CCSOP WS 0006583905